

February 14, 2014

<u>Via E-mail</u>
Mr. David Pratt
Chief Executive Officer
Santa Maria Energy Corporation
2811 Airpark Drive
Santa Maria, California 93455

> **Re:** **Santa Maria Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 27, 2014**
> **File No. 333-192902**

Dear Mr. Pratt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Amendment No. 1 filed January 27, 2014

General

1.   We are in receipt of your application for confidential treatment dated February 5, 2014. We will separately issue comments related to that application, if any.

Cover Page / Letter to Hyde Park Stockholders and Santa Maria Unitholders

2.   In response to prior comment 1 from our letter to you dated January 16, 2014, you now refer to "Hyde Park management's initial intention to enter into a business combination" with the controlling interest characteristic. As noted in our prior comment, however, the referenced disclosure in Hyde Park's prior filings with the Commission said nothing about management's "initial intention" but instead clearly indicated that "we <u>will</u> <u>not</u>

enter into a business combination" without the controlling interest characteristic as defined (emphasis supplied). Please further revise or advise.

Questions and Answers About the Merger, page 1

Will Hyde Park Stockholders control Santa Maria Energy Corporation after the merger?, page 3

3.   We note your revisions to the pro forma tabular disclosure in response to prior comment 2. Please revise to disclose the smallest percentage of equity that Hyde Park's former stockholders will own, giving effect to (1) maximum conversion; (2) the Santa Maria preferred; and (3) the largest potential number of Santa Maria common shares being sold to those other than Hyde Park stockholders in the Private Equity Financing in the answer to this question. Rather than the 39.0% you currently disclose, it appears that the amount of equity owned in the circumstances we describe would instead be approximately 19.6%.

Risk Factors, page 51

The Kayne Investors beneficially own enough preferred units and common units, page 66

4.   If the 29% provision you describe was added to the amended and restated LLC agreement in connection with the potential transaction with Hyde Park (or following the time Kayne was first contacted by Laurence Levy), please disclose this at an appropriate place.

The Merger, page 90

Background of the Merger, page 90

5.   Please revise your disclosure to describe the purpose of and material subjects covered during the meeting at Barclay's Houston office on October 17, 2013.

6.   We note your disclosure at page 94 that from late October and early November 2013, the parties and their respective advisors held "several conference calls to discuss various transaction structures." Please disclose the alternative structures considered and why they were rejected. In that regard, we note your disclosure at page 99 that the board of Santa Maria Energy considered the "complexities and costs associated with the proposed 'double dummy' merger structure" to be potentially negative factors or risks.

7.   With regard to the relative valuation of Hyde Park and Santa Maria Energy, please revise your disclosure to include the considerations and steps involved in arriving at the agreed valuation and a 0.2857 exchange on November 12, 2013. In that regard, we note you disclose at page 97 that the exchange ratio is based upon the agreed $240,000,000 enterprise valuation. Also disclose the "discount factors" applied and the "range of

possible values" that Hyde Park determined by applying those factors. See prior comment 26 from our letter to you dated January 16, 2014.

8.   We note your response to prior comments 27 and 28, but we also note your disclosure at page 93 that Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC were engaged in connection with Hyde Park's analysis and valuation of Santa Maria Energy. As previously noted, each presentation or report from and discussion with an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. Revise to summarize in the proxy statement / prospectus the reports or discussions involving Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC and clarify the extent to which each was considered in the process of determining the valuation of Santa Maria Energy.

9.   Although we note your response to prior comment 29, we are unable to locate disclosure as to your expected 2013 reserve reports from NSAI reviewed on October 28, 2013. Please advise or revise.

10.   You disclose at page 95 that "[d]uring this time period, discussions between Hyde Park management and Santa Maria Energy Management continued." You further disclose that "[d]uring November 2013, the parties negotiated the definitive terms of the merger and the Merger Agreement." Clarify when and how the terms of preferred stock issued to Kayne Investors were addressed in these discussions.

Additional Information About Santa Maria Energy, page 139

Diatomite Projects, page 144

Monterey Projects, page 145

11.   We note that you make the following disclosures regarding your EUR estimates:

- on page 144, you indicate that you anticipate that up to 1,541 gross wells, each with a EUR of up to 123 MBbl, would be needed to fully develop the Orcutt Diatomite Field;

- on page 145, you indicate that you anticipate that up to 41 horizontal wells, each with a EUR of up to 575 MBbl, would be needed to fully develop the Orcutt Monterey Oil Field; and

- on page 146, you indicate that you anticipate that up to 69 horizontal wells, each with a EUR of up to 639 MBbl, would be needed to fully develop the Santa Maria Valley Monterey Oil Field.

Regarding these disclosures:

- Please clarify for us if your estimate of the EUR per well represents an estimate of reserves or resources.

- If your estimate represents resources, please refer to the Instruction to Item 1202 of Regulation S-K and revise your disclosure to omit any estimated values of oil and gas resources other than reserves.

- If your estimate represents reserves, please revise your disclosure to state what reserve categories, e.g. proved, probable, or possible, are represented by your estimate.

- If your estimate represents a sum of the individual estimates from two or more separate reserve categories, please refer to question 105.01 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and revise your estimate to provide the individual estimates for proved, probable and possible reserves. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

12.   We note your EUR estimates of 123 MBbl of oil per well in the Orcutt Diatomite Field and 575 MBbl of oil per well in the Orcutt Monterey Oil Field appear to be considerably greater than an estimate derived from a calculation using the total proved undeveloped reserves and total number of proved undeveloped locations determined by Netherland, Sewell & Associates, Inc. (NSAI) for the Orcutt Diatomite and Orcutt Monterey Oil Fields as of October 31, 2013. To the extent that your estimates differ from those as determined by NSAI, please advise us of the technical basis for the difference.

13.   We note that your EUR estimate of 639 MBbl of oil per horizontal well in the Santa Maria Valley Monterey Oil Field disclosed on page 146 is greater than your estimate of the EUR per horizontal well in the Orcutt Monterey Oil Field. We also note that Netherland, Sewell & Associate, Inc. does not appear to assign any proved, probable or possible reserves to the Santa Maria Valley Monterey Oil Field as of October 31, 2013. Please tell us why your third party independent petroleum engineers have not estimated any reserves for this field. Also explain to us why you anticipate higher estimates of EUR per horizontal well in the Santa Maria Valley Monterey Oil Field compared the Orcutt Monterey Oil Field. Please ensure that your explanation includes the technical basis for the difference.

Changes in Proved Reserves During the Year Ended December 31, 2011, page 152

14.   We acknowledge your response to our prior comment 53 in the letter dated January 14, 2014; however, we re-issue the comment, in part, as the reserves report as of December

31, 2010 has not been filed as an exhibit to the Registration Statement as required by Item 1202(a)(8) of Regulation S-K. Before filing the referenced report, please refer the general instructions under Item 1201 of Regulation S-K and ensure that the report adheres in all respects to the definitions contained in Rule 4-10(a) of Regulation S-X and the disclosure requirements for the third party report set forth under Item 1202(a)(8) of Regulation S-K.

Acreage, page 153

15.   We acknowledge your response to our prior comment 42 in the letter dated January 14, 2014; however, we re-issue the comment, in part, as it appears that the disclosure of "other" acreage on page 153 of Amendment No. 1 to Form S-4 has not been revised to identify the geographic area where such acreage is located.

Operations, page 155

Transportation and Gathering, page 156

16.   Please expand your disclosure to explain the purpose of the Laguna County Sanitation District's phase 3 recycled-water pipeline project in regard to your Orcutt Diatomite Field operations.

2013 Grants of Plan-Based Awards, page 173

17.   We note footnote six is not correlated to specific quantitative disclosure in your grants of plan-based awards table. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy, page 176

Contractual Obligations, page 178

18.   We note your response to prior comment 63, explaining that you have not included lease payments in your table because you may quitclaim ownership at any time. If you intend to maintain your interests, it would be helpful to clarify in an accompanying narrative the significance of payments required. Otherwise, please discuss any plans for terminating your interests.

Capital Requirements, page 190

19.   You disclose on page 191 that in the event you are only able to raise the $40 million minimum required to complete the merger, you would significantly modify your 2014 capital expenditure program. Please expand your disclosure to address what impact a deferral in completing the construction on the Laguna County Sanitation District's phase

3 recycled-water pipeline project would have on your Orcutt Diatomite Field development project.

Glossary, page 221

20.   We acknowledge your response to our prior comment 67 in the letter dated January 14, 2014; however, clarify the intended revisions relate to amending your disclosure to conform to the individual definitions contained in Rule 4-10(a) of Regulation S-X for developed oil and gas reserves under Rule 4-10(a)(6) and undeveloped oil and gas reserves under Rule 4-10(a)(31).

Material United States Federal Income Tax Consequences of the Merger, page 229

21.   We note your response to prior comment 65. Please further revise to clarify which statements of law and legal conclusions in this section constitute the respective opinions of named counsel, or clarify that both firms are providing all the same information in that regard. Also, please delete the limitation "to the extent required by applicable law" which you appended to the new disclosure provided in response to prior comment 66.

Unaudited Pro Forma Consolidated Financial Data of Santa Maria and Hyde Park, page 31

Introductory Note

22.   We note your response to prior comment 60 stating that you "have not yet secured agreements or commitments to any financing at this time" although indicating you may have such arrangements prior to mailing the joint proxy/prospectus to investors. Please understand that until you have secured financing agreements that cover the range of possibilities depicted in two of your pro forma scenarios, those presentations do not conform with the "factually supportable" criteria of Rule 11-02(b)(6) of Regulation S-X.

Accordingly, if such agreements are not secured prior to requesting effectiveness of your registration statement, those pro forma scenarios should be removed and replaced with disclosure revealing the current status of your efforts to obtain additional financing. Similarly, you will need to revise your pro forma information and related disclosures, including those pertaining to capital requirements in MD&A, to reflect any financing agreements that are obtain prior to requesting effectiveness that do not conform precisely with the range of possibilities currently depicted in your pro forma presentations.

Financial Statements

General

23.   Given your reported financial results the historic and pro forma financial statements for both entities will need to be updated through December 31, 2013 to comply with Rule 3-12(b) of Regulation S-X.

Note 8 - Commitments and Contingencies, page F-26

Property Acquisition and Participation Agreement

24.   We have read the revisions you made to disclosure in response to prior comment 81, regarding your arrangement with Western Energy Production LLC. Please further expand these disclosures to describe the terms of your agreement and to quantify the remaining obligations under this heading and in MD&A. You should include details sufficient to understand any parameters governing the nature of the property interests to be acquired, the duration of the agreements, and any payments that are reasonably likely to be required to fulfill your obligations or to maintain your interests. If you do not consider these to be material please clarify your perspective in the disclosure.

Exhibit Index

25.   Please file the bonus agreement with Mr. McMillan dated November 27, 2013, pursuant to Item 601(b)(10) of Regulation S-K.

26.   Please revise your exhibit index to reflect that Exhibit 2.1 is as amended on December 16, 2013, and to indicate precisely when referenced exhibits were "previously filed."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Michael Dillard
        Divakar Gupta